March 19, 2010	Via Edgar and Overnight Mail

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 4561

Re:	Park Electrochemical Corp.
Form 10-K Filed on May 15, 2009
Form 8-K Filed on December 22, 2009
File No. 001-04415

Dear Mr. Krikorian:

We have reviewed the comments relating to the above referenced filings and to our response letter dated January 29, 2010 presented in the letter signed by you and dated February 23, 2010 to Mr. Brian E. Shore, President and Chief Executive Officer of Park Electrochemical Corp. (hereinafter “Park” or the “Company”).  The comments and Park’s responses to the comments are set forth below:

Form 10-K For the Fiscal Year Ended March 1, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 25

COMMENT:

1.
We are considering your response to prior comment 1.  As previously requested, explain why you believe that you have satisfied paragraph 16(b) of SFAS 140 in derecognizing these liabilities.  In this regard, your response states that “the Court dismissed the claim against the company in its entirety and ordered the insolvency administrator to bear the costs of the proceedings.”  Your response should specifically describe the release of the liabilities in the context of paragraph 16(b).

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com

RESPONSE:

In your letter dated December 23, 2009, you requested that the Company explain why it believed that it had satisfied paragraph 16(b) of SFAS 140 in order to derecognize the liabilities of the Company’s Dielektra GmbH (“Dielektra”) subsidiary in Germany.  In its response letter dated January 29, 2010, the Company outlined that it had derecognized the liabilities of Dielektra because the Commercial Court of Cologne, Germany dismissed the claim of the insolvency administrator against the Company in its entirety and released the Company from any obligation or liability with respect to such claim.

The Company acknowledges your reference to paragraph 16(b) of SFAS 140.  However, the Company does not think its accounting for this matter falls under SFAS 140, but rather SFAS 5.  The Company initially recognized and subsequently derecognized the liabilities from the discontinued operations of Dielektra under SFAS 5.

As a matter of background, the subject liabilities were liabilities of Dielektra, the Company’s former subsidiary in Germany.  In 2004, after the Company discontinued its financial support of this subsidiary, Dielektra filed an insolvency petition, and the Company wrote-off all of the assets of Dielektra.  However, at that time, in the Company’s judgment the likelihood of the Company’s incurring any loss relating to such liabilities was probable.  Therefore, the Company continued to report such liabilities from the discontinued operations of Dielektra on its Consolidated Balance Sheet in accordance with SFAS 5.

In December 2008, the Company concluded that it was remote that the Company would incur any future loss relating to such liabilities.  The Company based its conclusion on (i) the decision of the Commercial Court of Cologne in December 2008 to dismiss the claim of the insolvency administrator in its entirety and release the Company from any liability with respect to such claim and (ii) the advice of counsel that the success of the insolvency administrator’s appeal was remote.  Therefore, in December 2008, the Company recorded the benefit from discontinued operations related to the elimination of the liabilities of Dielektra under SFAS 5.

The decision of the Commercial Court of Cologne was confirmed by the Cologne Court of Appeals in September 2009 when it dismissed the insolvency administrator’s appeal without a hearing and with prejudice. In accordance with the Court’s order that the insolvency administrator bear the costs of the proceedings, the Company received a total of €222,055 from the insolvency administrator.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on June 24, 2009)

Compensation Discussion and Analysis, page 6

General

COMMENT:

2.
In response to prior comment 3, you advise that your compensation committee determines specific payouts under the various elements of executive compensation based on the chief executive officer’s and the committee’s “subjective view” of a number of general factors, and that the committee “does not utilize or consider any pre-determined or other objective criteria” in determining executive compensation.  Please confirm that you will clearly disclose in future filings, if applicable for the relevant period, the subjective nature of the compensation committee’s pay determinations.  In this regard, we note the statement in the closing of your response letter indicating that you will include the information provided in your responses in future filings, “as appropriate.”

RESPONSE:

The Company confirms that it will clearly disclose in future filings, if applicable for the relevant period, the subjective nature of the compensation committee’s pay determinations.

COMMENT:

3.
In addition, it remains unclear from your filing and your responses to prior comments 3, 4 and 5 what the elements of your executive compensation program are designed to reward and how the committee determines the amount to award for each element.  See Item 402(b)(ii) and (v) of Regulation S-K.  In particular, as previously requested, please provide a more meaningful description of the items of individual and/or corporate performance that the compensation committee subjectively considers in determining the amounts to award as salary increases, bonuses, equity compensation and any other elements of executive compensation, in each case to the extent material.

In this regard, we note your statement in response to prior comment 4 that the committee considers subjective assessments of an executive’s “overall performance” and of the company’s “overall results of operations” (among other factors) in determining bonus awards, and that it considers subjective views of an executive’s “overall performance” and other factors in determining annual stock option grants.  We note further your statement in response to prior comment 5 that the committee “does not consider specific items of corporate or individual performance, other than the Company’s overall results of operations” in making compensation decisions. Please explain how you assess “overall” individual and corporate performance for purposes of determining executive compensation.  For example, discuss the individual qualities or achievements (e.g., leadership ability, contribution to company’s growth, etc.) and the particular items of the company’s results of operations (e.g., revenues, net earnings, etc.) that are material to the committee’s subjective compensation decisions.  Please also clearly explain the way that such qualitative inputs are ultimately translated into objective pay determinations.

RESPONSE:

The amounts of compensation awarded for each element of the Company’s compensation program (i.e., salary increases, bonuses and stock options) are subjective and arbitrary and not based on any formula or any pre-determined or other objective criteria. The committee’s subjective assessments of the Company’s “overall” results of operations include the Company’s gross operating margins, operating income and net income. The committee’s assessment of an executive’s “overall” performance may include such performance factors as leadership qualities, intensity of efforts, cost containment efforts and the success of product promotions.  These qualitative inputs are not translated into objective pay determinations for the amounts of salary increases, bonuses or stock option grants. The amounts of bonuses are based on the Chief Executive Officer’s general reactions and subjective assessments regarding overall individual and company performance, which he recommends to the committee and which the committee then reviews with the Chief Executive Officer. The amounts of stock option grants are arbitrary allocations based on the same general reactions and subjective assessments and on the amounts of grants in the past and the total amount expected to be expensed by the Company in the fiscal year for stock option grants, which the committee reviews with the Chief Executive Officer.  The Company will provide additional disclosure in future filings to clarify these matters in its compensation discussion and analysis.

General

Please provide any questions or comments that the staff may have with respect to our responses to the staff’s comments to Stephen Gilhuley, Park’s Executive Vice President, Secretary and General Counsel, or Matthew Farabaugh, Park’s Vice President and Controller, at 631-465-3600 or send them via facsimile to 631-465-3100.

Very truly yours,

PARK ELECTROCHEMICAL CORP.

Stephen E. Gilhuley
Executive Vice President, Secretary and General Counsel

jc